Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-112218) on Form S-8 of Destination XL Group, Inc. 401(k) Savings Plan of our report dated June 22, 2016, with respect to the statements of net assets available for benefits of Destination XL Group, Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Destination XL Group, Inc. 401(k) Savings Plan.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 22, 2016